OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO 13d-2(a)

INNOTRAC CORPORATION

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

45767M109

(CUSIP Number)

Varnesh Sritharan
Calfee, Halter & Griswold LLP
800 Superior Avenue, Suite 1400
Cleveland, OH 44114-2688
216-622-8522

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 1, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on following pages)

Page 1 of 4 Pages

CUSIP No. 45767M109			Page 2 of 4 Pages

1.	Name of Reporting Person: Mark E. Dottore		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,092,435

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 4,092,435

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,092,435

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 33.3%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 45767M109	13D	Page 3 of 4 Pages
     This Statement on Schedule 13D (“Schedule 13D”) relates to the Common Stock, par value $0.10 per share, of Innotrac Corporation (“Innotrac” or the “Company”). The principal executive offices of Innotrac are located at 6655 Sugarloaf Parkway, Duluth, Georgia 30097.
Item 2. Identity and Background.
     This Schedule 13D is being filed by Mark E. Dottore, a United States citizen and businessman. His principal business address is 2344 Canal Road, Cleveland, Ohio 44113.
     During the past five years, Mr. Dottore has not been convicted in a criminal proceeding of any crime or misdemeanor (excluding traffic violations or similar misdemeanors). During the past five years, Mr. Dottore has not been a party to a civil proceeding in any judicial or administrative body which resulted in being, either now or in the past, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     No funds or other consideration were involved in the acquisition of beneficial ownership by Mr. Dottore of the 4,092,435 shares of Common Stock of Innotrac, as is described in greater detail in Item 4 of this Schedule 13D.
Item 4. Purpose of Transaction.
     On November 21, 2005, the Plaintiff in the matter of Sheldon Gordon v. David Dadante, et al. (Case No. 1:05CV2726) in the United States District Court for the Northern District of Ohio filed a Motion for Receiver seeking an order appointing a receiver to, among other things, collect, preserve and protect any assets belonging to IPOF, L.P. an Ohio limited partnership (“IPOF”) and certain affiliates of IPOF (collectively the “IPOF Funds”). On November 23, 2005, the Court appointed Mr. Dottore as Receiver for, among other things, the limited purpose of collecting and/or freezing the assets of the IPOF Funds (the “First Order”). The assets of IPOF Funds include 4,092,435 shares of Common Stock of Innotrac.
     On November 30, 2005, the Court conducted a second hearing to determine whether to continue or extend the First Order. By Order dated December 1, 2005 (the “Second Order”), the Court determined that Mr. Dottore will continue as the Receiver under the terms of the First Order and further that, under the terms of the Second Order, Mr. Dottore was to, among other things, take possession and control of any and all assets of the IPOF Funds, including the 4,092,435 shares of Common Stock of Innotrac, and was to administer such assets with the same rights and powers as a general partner in a limited partnership pursuant to Ohio Revised Code Chapter 1782 Limited Partnerships and otherwise under the laws of the State of Ohio.
     Mr. Dottore does not presently have any plan or proposal which relates to or would result in any of the following: the acquisition or disposition by any person of additional securities of Innotrac; an extraordinary corporate transaction involving Innotrac or its subsidiaries; a sale or transfer of a material amount of Innotrac’s or any of its subsidiaries’ assets; any change in the

CUSIP No. 45767M109	13D	Page 4 of 4 Pages
present board of directors or management of Innotrac; any material change in the present capitalization or dividend policy of Innotrac; any other material change in Innotrac’s corporate structure; any changes to Innotrac’s charter, bylaws or instruments corresponding thereto which may impede the acquisition of control by any person; causing a class of securities of Innotrac to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of Innotrac becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to any of those described in this paragraph.
Item 5. Interest in Securities of the Issuer.
     As receiver for the IPOF Funds, Mr. Dottore beneficially owns 4,092,435 shares of Common Stock of Innotrac or 33.3% of the Common Stock of Innotrac, based upon 12,280,610 shares of Common Stock outstanding as reported by the Company on its Form 10-Q, filed November 14, 2005.
Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.
     Mr. Dottore has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Innotrac, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Materials to be Filed as Exhibits.
     None.
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2005	Mark E. Dottore
	By:	/s/ Mark E. Dottore
	Name:	Mark E. Dottore
	Title:	Receiver, IPOF, L.P.